                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K  [ ] Form 20-F   [ ] Form 11-K
             [X] Form 10-Q  [ ] Form N-SAR

For Period Ended: March 31, 1998
                 ------------------------------
                [ ] Transition Report on Form 10-K and Form 10-KSB
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q and Form 10-QSB
                [ ] Transition Report on Form N-SAR

For the Transition Period Ended: ____________________________

  Read Attached Instruction sheet Before Preparing Form. Please Print or Type
   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

HOMECAPITAL INVESTMENT CORPORATION
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Full Name of Registrant

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Former Name if Applicable

6836 AUSTIN CENTER BLVD., SUITE 280
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Address of Principal Executive Office (Street and Number)

AUSTIN, TEXAS 78731
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    | (a)  The reasons described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense;
    | (b)  The subject annual report, semi-annual report, transition report on
    |      Form 10-K, Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion
    |      thereof, will be filed on or before the fifteenth calendar day
    |      following the prescribed due date; or the subject quarterly
[x] |      report of transition report on Form 10-Q, 10-QSB or portion thereof
    |      will be filed on or before the fifth calendar day following
    |      the prescribed due date; and
    | (c)  The accountant's statement or other exhibit required by Rule
    |      12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

On March 24, 1998, the Federal National Mortgage Association ("Fannie Mae") abruptly and unexpectedly terminated the Mortgage Selling and Servicing Contract with the Registrant's operating subsidiary, HomeOwners Mortgage & Equity, Inc. ("Home"). On April 6, 1998, the employment was terminated of the President and three (3) Executive Vice Presidents of Registrant and Home, including the chief financial officer and principal accounting officer of Registrant and Home. On May 4, 1998, Home filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code. The remaining executive and accounting personnel of Registrant and Home have not been able to complete the financial statements and related financial data or otherwise provide a reasonable estimate of the impact of these events within the prescribed time for filing the Quarterly Report on Form 10-QSB of the Registrant.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     J. Rolfe Johnson                   (713)                  621-2880
    ----------------------------    --------------    -------------------------
               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the
     answer is no, identify report(s).                          [x] Yes [ ] No
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [x] Yes  [ ] No

     See Exhibit A attached.

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
================================================================================

                      HomeCapital Investment Corporation
          -----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    May 15, 1998                    By /s/ Rebecca F. Blanchard
    ------------------------------        --------------------------------------
                                          Rebecca F. Blanchard, Treasurer and
                                          Principal Accounting Officer

                      HOMECAPITAL INVESTMENT CORPORATION

                                  EXHIBIT A
                                      TO
                                  FORM 12b-25

Explanatory Comments regarding material changes in operating results:

        The Company expects to incur a pre-tax loss for the three months ended March 31, 1998, in excess of $21,000,000, and a net loss for the period in excess of $18,000,000 or approximately $2.17 per share, diluted. For the same period ended March 31, 1997, the Company reported net income of $1,544,693 or $.15 per share, diluted.

        The primary reason for the anticipated operating loss relates to the following nonrecurring events:

        On March 24, 1998, Fannie Mae terminated the Mortgage Selling and Servicing Contract for FHA Title loans with Home. Additionally, Fannie Mae terminated its short-term warehouse facilities and its securities repurchase facilities with Home related to financing of Title I loans and mortgage-backed securities. Home began selling substantially all of its Title I loan production to Fannie Mae in June 1996. As part of the contract termination, the right to service the portfolio of Title I loans and mortgage-backed securities and receive the excess interest flow from these assets serviced was terminated by Fannie Mae, and Fannie Mae assumed control over the servicing and the related cash flow.

        The carrying value of this asset, which is included in the balance sheet caption, Interest-Only Strip Receivable, had a balance of approximately $12,356,000 at February 28, 1998, the month-end immediately preceding the date of termination of the Fannie Mae relationship. At March 31, 1998, the Company had determined that the asset had been permanently impaired and has charged the write-off of the asset against operations for the three and six month periods ended March 31, 1998.

        In conjunction with the Fannie Mae contract termination, the Company was also notified that Fannie Mae was requesting the repurchase by Home of certain multifamily loans previously sold to Fannie Mae that Fannie Mae now considers to be ineligible under the contract.

        Since substantially all of the Title I loan production of Home was sold to Fannie Mae on a whole loan basis or swapped with Fannie Mae for mortgage-backed securities, and the whole loans and mortgage-backed securities were financed by Fannie Mae, the actions taken by Fannie Mae have had a materially adverse effect upon the Company.

        The actions by Fannie Mae have resulted in the following effects upon the Company:

        .  Caused the substantial suspension of business;
        . Caused the write-off of a material portion of Interest-only strip receivables in the amount of $13,857,307; and
        . Caused an event of default under the various financing agreements with the Company's lending institution.

        In summary, the going concern value of Home and the Company has been materially impaired, and it is unlikely that the Company will be able to continue operations. Home is, therefore, seeking reorganization under Chapter 11 of the Bankruptcy Code.

The specific charges to operations related to the period ended March 31, 1998, are estimated as follows:

        1.      Write-off of Interest-only strip receivables,
                classified as available for sale securities        $11,981,819

        2.      Reversal of allowance for available for sale
                securities, previously classified in
                Stockholders' Equity                                 1,875,488

        3.      Unrealized loss on Interest-only strip
                receivables - Trading Securities                     3,707,095
                                                                    ----------

                        Total Charges                              $17,564,402
                                                                    ==========